

August 14, 2023

Handong Cheng
Chief Executive Officer
ZW Data Action Technologies Inc.
Room 1811, Xinghuo Keji Plaza, No. 2 Fufeng Road
Fengtai District, Beijing, PRC

> **Re: ZW Data Action Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-34647**

Dear Handong Cheng:

We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections, page 64

1.  We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form "SPDSCL-HFCAA-GOV" or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Kyle Wiley at (202) 344-5791 or Christopher Dunham at (202) 551-3783 with any other questions.

             Sincerely,

             Division of Corporation Finance
             Disclosure Review Program

cc:  Vivien Bai